UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-5741



REPORT FOR PERIOD April 1, 2001 to June 30,2001 PURSUANT TO RULE 24



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY
Shreveport, Louisiana 71156

PUBLIC SERVICE COMPANY OF OKLAHOMA
Tulsa, Oklahoma 74102

CENTRAL POWER AND LIGHT COMPANY
Corpus Christi, Texas 78401





This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and Central Power and Light Company (CPL) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's, PSO's and CPL's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and CPL; (b) the amount of expenditures by month for direct labor cost, direct material cost, and indirect expenses for each of SWEPCO, PSO and CPL; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and CPL on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO and CPL detailing the work and charges associated with PSO and CPL rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and CPL. This report covers the period April 1, 2001 through June 30, 2001.

                                            2nd QUARTER 2001
                                   SWEPCO RAIL CAR MAINTENANCE FACILITY
                                              RULE 24 REPORT


A. NUMBER OF RAIL CARS SERVICED
                                      SWEPCO             PSO               CPL               TOTAL
            APRIL                             315               234               120                  669
            MAY                                 3               113                30                  146
            JUNE                              342                 1                66                  409
                                 --------------------------------------------------------------------------

            TOTAL                             660               348               216                1,224
                                 ==========================================================================

B. AMOUNT OF EXPENDITURES
    DETAIL                            SWEPCO             PSO               CPL               TOTAL
      DIRECT LABOR -
            APRIL                      $20,410.20        $13,250.48        $11,718.29           $45,378.97
            MAY                        15,181.95          9,299.16               -               24,481.11
            JUNE                       20,181.62          3,211.33         7,491.72              30,884.67
                                 --------------------------------------------------------------------------
            TOTAL                      $55,773.77        $25,760.97        $19,210.01          $100,744.75
                                 ==========================================================================

      DIRECT MATERIAL -
            APRIL                      $81,674.16        $59,172.42        $64,883.89          $205,730.47
            MAY                        32,098.30         40,383.93               -               72,482.23
            JUNE                       60,644.59          1,969.21        33,042.04              95,655.84
                                 --------------------------------------------------------------------------
            TOTAL                     $174,417.05       $101,525.56        $97,925.93          $373,868.54
                                 ==========================================================================

      OTHER DIRECT EXPENSES -
            APRIL                     $149,070.60        $33,361.02        $77,484.91          $259,916.53
            MAY                         28,694.98         21,721.46         59,532.41           109,948.85
            JUNE                        33,503.76        (20,182.86)        30,896.87            44,217.77
                                 --------------------------------------------------------------------------
            TOTAL                     $211,269.34        $34,899.62       $167,914.19          $414,083.15
                                 ==========================================================================

      INDIRECT EXPENSES SHARED ON
      COST RATIO
            APRIL                      $47,490.98        $30,830.07        $27,261.39          $105,582.44
            MAY                         34,665.21         21,237.40                 -            55,902.61
            JUNE                        52,202.92          8,306.61         19,378.51            79,888.04
                                 --------------------------------------------------------------------------
            TOTAL                     $134,359.11        $60,374.08        $46,639.90          $241,373.09
                                 ==========================================================================

      TOTAL EXPENDITURES
            APRIL                     $298,645.94       $136,613.99       $181,348.48          $616,608.41
            MAY                        110,640.44         92,641.95         59,532.41           262,814.80
            JUNE                       166,532.89         (6,695.71)        90,809.14           250,646.32
                                 --------------------------------------------------------------------------
            TOTAL                     $575,819.27       $222,560.23       $331,690.03        $1,130,069.53
                                 ==========================================================================


C. COMPUTATION OF COST RATIO          SWEPCO             PSO               CPL               TOTAL
      APRIL 2001
            DIRECT LABOR               $20,410.20        $13,250.48        $11,718.29           $45,378.97
            COST RATIO                44.98%           29.20%            25.82%             100.00%

      MAY 2001
            DIRECT LABOR               $15,181.95         $9,299.16             $0.00           $24,481.11
            COST RATIO                62.01%           37.99%            00.00%             100.00%

      JUNE 2001
            DIRECT LABOR               $20,181.62         $3,211.33         $7,491.72           $30,884.67
            COST RATIO                65.35%           10.40%            24.26%             100.00%



D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and CPL detailing charges associated with PSO and CPL rail cars are attached as Exhibits 1, 2 and 3.

                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 14th day of August, 2001.


                              SOUTHWESTERN ELECTRIC POWER COMPANY




                              By    /s/ Armando Pena
                                    --------------------------
                                        Armando Pena
                                        Treasurer

                                                      INDEX TO EXHIBITS




    Exhibit                                                        Transmission
    Number                          Exhibit                              Method


      1            April 2001 statement furnished by SWEPCO to        Electronic
                   PSO and CPL detailing PSO and CPL's rail car charges

      2            May 2001 statement furnished by SWEPCO to          Electronic
                   PSO and CPL detailing PSO and CPL's rail car charges

      3            June 2001 statement furnished by SWEPCO to         Electronic
                   PSO and CPL detailing PSO and CPL's rail car charges


                          CENTRAL AND SOUTH WEST SERVICES, INC                               Exhibit 1
                             P.O. BOX 21928 TULSA, OKLAHOMA                                 Page 1 of 4
                            TELEPHONE NUMBER (918) 594 - 2000
                       STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                          AT ALLIANCE, NEBRASKA PER SWEPCO - CPL - PSO AGREEMENT
 April 2001
A.  NUMBER OF RAIL CARS SERVICED

SWEPCO            315         PSO    234     CPL          120

B.  AMOUNT OF EXPENDITURES:                                                               SWEPCO
COSTS ASSIGNED 100% TO SWEPCO:

PR4001  Direct Material to SWEPCO Coal Cars                                                     $81,674.16
PR4018  Stores Salvage - SWEPCO                                                                 110,875.65
PR4101  Direct Labor to SWEPCO Coal Cars                                                         14,877.04
PR4101  Charges Other than Direct Labor                                                               0.00
PR4104  Direct Labor to Rework SWEPCO Material                                                    5,533.16
PR4104  Charges Other than Direct Labor                                                               0.00
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                                                           0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                                                 0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO                                          5,532.49
PR4230  Payroll Taxes - Direct Labor - SWEPCO                                                     1,536.36
PR4238  Depreciation Expense - SWEPCO                                                                 0.00
PR4263  Lease - Supplemental Expenses - SWEPCO                                                        0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                                                  30,658.08
PR4272  Switching Fees - SWEPCO                                                                     468.02
PR4277  Repainting Coal Cars - SWEPCO                                                                 0.00

                 Total 100% SWEPCO Costs                                                       $251,154.96


COSTS ASSIGNED 100% TO CPL:                                                               CPL
PR4003   Direct Material to CPL Coal Cars                                                       $64,883.89
PR4014   Inventory Carrying Charges - CPL                                                         1,333.16
PR4021   Stores Salvage - CPL                                                                    47,520.49
PR4105   Direct Labor to CPL Coal Cars                                                            5,665.44
PR4105   Charges Other than Direct Labor                                                              0.00
PR4106   Direct Labor to Rework CPL Material                                                      6,052.85
PR4106   Charges Other than Direct Labor                                                              0.00
PR4216   Ad Valorem Taxes - Facility - Direct - CPL                                                   0.00
PR4217   Employee Fringe Benefits - Direct Labor - CPL                                            3,435.55
PR4218   Payroll taxes - Direct Labor - CPL                                                         872.66
PR4240   Depreciation Expense - CPL                                                                   0.00
PR4269   Outside Maintenance of CPL Coal Cars                                                    22,813.97
PR4274   Switching Fees - CPL                                                                     1,509.08
PR4279   Repainting Coal Cars - CPL                                                                   0.00
                 Total 100% CPL Costs                                                          $154,087.09
COSTS ASSIGNED 100% TO PSO:                                                               PSO
PR4002  Direct Material to PSO Coal Cars                                                        $59,172.42
PR4015  Inventory Carrying Charges - PSO                                                          2,075.68
PR4019  Stores Salvage - PSO                                                                      5,038.88
PR4102  Direct Labor to PSO Coal Cars                                                            10,787.46
PR4102  Charges Other than Direct Labor                                                               0.00
PR4103  Direct Labor to Rework PSO Material                                                       2,463.02
PR4103  Charges Other than Direct Labor                                                               0.00
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                                                    0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                                             3,855.28
PR4231  Payroll Taxes - Direct Labor - PSO                                                          987.84
PR4239  Depreciation Expense - PSO                                                                    0.00
PR4271  Outside Maintenance of PSO Coal Cars                                                     19,642.83
PR4273  Switching Fees - PSO                                                                      1,760.51
PR4278  Repainting Coal Cars - PSO                                                                    0.00
                Total 100% PSO Costs                                                           $105,783.92

COSTS TO BE SHARED {Ratio of Direct Labor}:                                               SHARED
PR4010  Shop Material                                                                            $2,496.16
PR4011  Small Tools                                                                                 111.82
PR4012  Facility Maintenance - Material                                                           2,502.66
PR4013  Sale of Scrap (Cr.)                                                                           0.00
PR4016  Switch Engine Operation and Maintenance                                                   1,035.42
PR4017  Equipment Operation and Maintenance                                                       2,672.00
PR4020  Stores Salvage - Joint                                                                        0.00
PR4110  Supervision                                                                              13,248.13
PR4111  Clerical                                                                                  4,362.10
PR4112  Training and Safety                                                                         161.26
PR4113  General Shop Labor                                                                        4,309.44
PR4114  Facility Maintenance - Labor                                                             11,901.39
PR4116  Switch Engine Operation and Maintenance                                                   8,211.75
PR4201  Ad Valorem Taxes - Facility                                                              20,817.84
PR4203 Taxes - Other                                                                                242.97
PR4520  Land Cr.                                                                                      0.00
PR4206  Data Processing Charges                                                                     574.40
PR4207  General Office Overhead                                                                     583.05
PR4210  Employee Activities                                                                           0.00
PR4211  Employee Expenses                                                                         2,604.33
PR4212  Employee Fringe Benefits                                                                 12,134.08
PR4215  Employee Sick Benefits                                                                        0.00
PR4220  Injuries and Damages                                                                          0.00
PR4221  Insurance - Liability and Property                                                        1,570.56
PR4225  Maintenance of Facilities (Contracted)                                                    1,840.00
PR4226  Office Supplies and Expenses                                                              1,048.01
PR4232  Payroll Taxes - Other                                                                     3,150.77
PR4233  Special Services                                                                              0.00
PR4234  Utilities - Heat, Light, Power and Water                                                  9,299.31
PR4235  Utilities - Telephone                                                                       591.34
PR4236  Vehicle Expense                                                                              63.95
PR4237  Depreciation Expense                                                                          0.00
PR4250  Miscellaneous                                                                                49.70
PR4262  Lease - Basic - All Except Coal Cars                                                          0.00
PR4264  Lease - Supplemental Expenses - Facility                                                      0.00
               Total Costs Shared on Cost Ratio

                  {see computation below} -                                                    $105,582.44
             SWEPCO                              44.98%                                         $47,490.98
             CPL                                 25.82%                                         $27,261.39
             PSO                                 29.20%                                         $30,830.07

             Capital Recovery on Capital Expenditures not
              Covered Under Lease Agreement {Cost Ratio}                                              0.00
                         TOTAL COSTS FOR THE MONTH

                      SWEPCO                                                                   $298,645.94
                                                                                          =================

                      CPL                                                                      $181,348.48
                                                                                          =================
                      PSO                                                                      $136,613.99
                                                                                          =================
C. COMPUTATION OF COST RATIO:
101, 104     Direct Labor SWEPCO             $20,410.20          44.98 %   SWEPCO
105, 106     Direct Labor CPL                 11,718.29          25.82     CPL
102, 103     Direct Labor PSO                 13,250.48          29.20     PSO
             Total Direct Labor              $45,378.97         100.00 %

                         CENTRAL AND SOUTH WEST SERVICES, INC                              Exhibit 2
                            P.O. BOX 21928 TULSA, OKLAHOMA                                Page 1 of 4
                          TELEPHONE NUMBER (918) 594 - 2000
                      STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                         AT ALLIANCE, NEBRASKA PER SWEPCO - CPL - PSO AGREEMENT
  May 2001
A.  NUMBER OF RAIL CARS SERVICED

SWEPCO              3         PSO    113     CPL                  30

B.  AMOUNT OF EXPENDITURES:                                                            SWEPCO

COSTS ASSIGNED 100% TO SWEPCO:

PR4001  Direct Material to SWEPCO Coal Cars                                                   $32,098.30
PR4018  Stores Salvage - SWEPCO                                                               (28,214.89)
PR4101  Direct Labor to SWEPCO Coal Cars                                                        9,142.88
PR4101  Charges Other than Direct Labor                                                             0.00
PR4104  Direct Labor to Rework SWEPCO Material                                                  6,039.07
PR4104  Charges Other than Direct Labor                                                             0.00
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                                                         0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                                               0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO                                        3,869.00
PR4230  Payroll Taxes - Direct Labor - SWEPCO                                                   1,151.78
PR4238  Depreciation Expense - SWEPCO                                                               0.00
PR4263  Lease - Supplemental Expenses - SWEPCO                                                      0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                                                51,889.09
PR4272  Switching Fees - SWEPCO                                                                     0.00
PR4277  Repainting Coal Cars - SWEPCO                                                               0.00

                 Total 100% SWEPCO Costs                                                      $75,975.23

COSTS ASSIGNED 100% TO CPL:                                                            CPL

PR4003   Direct Material to CPL Coal Cars                                                          $0.00
PR4014   Inventory Carrying Charges - CPL                                                       1,244.21
PR4021   Stores Salvage - CPL                                                                  42,317.98
PR4105   Direct Labor to CPL Coal Cars                                                              0.00
PR4105   Charges Other than Direct Labor                                                            0.00
PR4106   Direct Labor to Rework CPL Material                                                        0.00
PR4106   Charges Other than Direct Labor                                                            0.00
PR4216   Ad Valorem Taxes - Facility- Direct- CPL                                                   0.00
PR4217   Employee Fringe Benefits - Direct Labor - CPL                                              0.00
PR4218   Payroll taxes - Direct Labor - CPL                                                         0.00
PR4240   Depreciation Expense - CPL                                                                 0.00
PR4269   Outside Maintenance of CPL Coal Cars                                                  15,653.91
PR4274   Switching Fees - CPL                                                                     316.31
PR4279   Repainting Coal Cars - CPL                                                                 0.00

                 Total 100% CPL Costs                                                         $59,532.41

                                                                                           Exhibit 2

                                                                                          Page 2 of 4

COSTS ASSIGNED 100% TO PSO:                                                            PSO
PR4002  Direct Material to PSO Coal Cars                                                      $40,383.93
PR4015  Inventory Carrying Charges - PSO                                                        1,937.19
PR4019  Stores Salvage - PSO                                                                    3,072.86
PR4102  Direct Labor to PSO Coal Cars                                                           7,476.31
PR4102  Charges Other than Direct Labor                                                             0.00
PR4103  Direct Labor to Rework PSO Material                                                     1,822.85
PR4103  Charges Other than Direct Labor                                                             0.00
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                                                  0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                                           2,496.29
PR4231  Payroll Taxes - Direct Labor - PSO                                                        700.89
PR4239  Depreciation Expense - PSO                                                                  0.00
PR4271  Outside Maintenance of PSO Coal Cars                                                   11,390.03
PR4273  Switching Fees - PSO                                                                    2,124.20
PR4278  Repainting Coal Cars - PSO                                                                  0.00

                Total 100% PSO Costs                                                          $71,404.55

                                                                                           Exhibit 2
                                                                                          Page 3 of 4

COSTS TO BE SHARED {Ratio of Direct Labor}:                                            SHARED
PR4004 Material Direct to Outside Coal Cars                                                   $57,951.33
PR4010  Shop Material                                                                           3,823.01
PR4011  Small Tools                                                                                 1.51
PR4012  Facility Maintenance - Material                                                         5,044.87
PR4013  Sale of Scrap (Cr.)                                                                         0.00
PR4016  Switch Engine Operation and Maintenance                                                 2,351.99
PR4017  Equipment Operation and Maintenance                                                     2,904.80
PR4020  Stores Salvage - Joint                                                                      0.00
PR 4022 Stores Salvage - Outside Cars                                                        (131,275.53)
PR4108 Labor - Other                                                                           23,338.14
PR4110  Supervision                                                                            14,676.58
PR4111  Clerical                                                                                5,188.23
PR4112  Training and Safety                                                                     2,438.49
PR4113  General Shop Labor                                                                      4,643.57
PR4114  Facility Maintenance - Labor                                                           19,309.18
PR4116  Switch Engine Operation and Maintenance                                                 7,979.44
PR4201  Ad Valorem Taxes - Facility                                                                 0.00
PR4203 Taxes - Other                                                                                0.00
PR4601  Sale of Crops                                                                               0.00
PR4206  Data Processing Charges                                                                   574.40
PR4207  General Office Overhead                                                                   583.05
PR4210  Employee Activities                                                                         5.23
PR4211  Employee Expenses                                                                          25.50
PR4212  Employee Fringe Benefits                                                               17,727.49
PR4215  Employee Sick Benefits                                                                      0.00
PR4220  Injuries and Damages                                                                        0.00
PR4221  Insurance - Liability and Property                                                      1,570.56
PR4225  Maintenance of Facilities (Contracted)                                                  1,840.00
PR4226  Office Supplies and Expenses                                                              482.45
PR4232  Payroll Taxes - Other                                                                   5,961.76
PR4233  Special Services                                                                            0.00
PR4234  Utilities - Heat, Light, Power and Water                                                7,630.59
PR4235  Utilities - Telephone                                                                     910.93
PR4236  Vehicle Expense                                                                           179.74
PR4237  Depreciation Expense                                                                        0.00
PR4250  Miscellaneous                                                                              35.30
PR4262  Lease - Basic - All Except Coal Cars                                                        0.00
PR4264  Lease - Supplemental Expenses - Facility                                                    0.00

               Total Costs Shared on Cost Ratio
                  {see computation below} -                                                   $55,902.61

             SWEPCO                              62.01%                                       $34,665.21
             CPL                                  0.00%                                            $0.00
             PSO                                 37.99%                                       $21,237.40

                                                                                           Exhibit 2
                                                                                          Page 4 of 4

             Capital Recovery on Capital Expenditures not
              Covered Under Lease Agreement {Cost Ratio}                                            0.00
                         TOTAL COSTS FOR THE MONTH
                      SWEPCO                                                                 $110,640.44

                      CPL                                                                     $59,532.41

                      PSO                                                                     $92,641.95

C. COMPUTATION OF COST RATIO:

101, 104     Direct Labor SWEPCO             $15,181.95        62.01 %   SWEPCO
105, 106     Direct Labor CPL                      0.00         0.00 %   CPL
102, 103     Direct Labor PSO                  9,299.16        37.99 %   PSO

             Total Direct Labor              $24,481.11       100.00 %

                            CENTRAL AND SOUTH WEST SERVICES, INC                                 Exhibit 3
                               P.O. BOX 21928 TULSA, OKLAHOMA                                   Page 1 of 4
                             TELEPHONE NUMBER (918) 594 - 2000
                         STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                            AT ALLIANCE, NEBRASKA PER SWEPCO - CPL - PSO AGREEMENT
 June 2001

A.  NUMBER OF RAIL CARS SERVICED

SWEPCO             342        PSO       1     CPL            66

B.  AMOUNT OF EXPENDITURES:                                                                  SWEPCO

COSTS ASSIGNED 100% TO SWEPCO:
PR4001  Direct Material to SWEPCO Coal Cars                                                         $60,644.59
PR4018  Stores Salvage - SWEPCO                                                                      (7,530.20)
PR4101  Direct Labor to SWEPCO Coal Cars                                                             16,040.25
PR4101  Charges Other than Direct Labor                                                                   0.00
PR4104  Direct Labor to Rework SWEPCO Material                                                        4,141.37
PR4104  Charges other than Direct Labor                                                                   0.00
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                                                               0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                                                     0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO                                              5,804.91
PR4230  Payroll Taxes - Direct Labor - SWEPCO                                                         1,507.01
PR4238  Depreciation Expense - SWEPCO                                                                     0.00
PR4263  Lease - Supplemental Expenses - SWEPCO                                                            0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                                                      31,146.37
PR4272  Switching Fees - SWEPCO                                                                       2,575.67
PR4277  Repainting Coal Cars - SWEPCO                                                                     0.00

                 Total 100% SWEPCO Costs                                                           $114,329.97

COSTS ASSIGNED 100% TO CPL:                                                                  CPL

PR4003   Direct Material to CPL Coal Cars                                                            33,042.04
PR4014   Inventory Carrying Charges - CPL                                                             1,240.77
PR4021   Stores Salvage - CPL                                                                        21,860.71
PR4105   Direct Labor to CPL Coal Cars                                                                6,567.11
PR4105   Charges Other thanDirect Labor                                                                   0.00
PR4106   Direct Labor to Rework CPL Material.                                                           924.61
PR4106   Charges Other than Direct Labor                                                                  0.00
PR4216   Ad Valorem Taxes - Facility - Direct - CPL                                                       0.00
PR4217   Employee Fringe Benefits - Direct Labor - CPL                                                2,196.44
PR4218   Payroll taxes - Direct Labor - CPL                                                             557.92
PR4240   Depreciation Expense - CPL                                                                       0.00
PR4269   Outside Maintenance of CPL Coal Cars                                                         4,724.72
PR4274   Switching Fees - CPL                                                                           316.31
PR4279   Repainting Coal Cars - CPL                                                                       0.00

                 Total 100% CPL Costs                                                               $71,430.63

                                                                                                 Exhibit 3
                                                                                                Page 2 of 4
COSTS ASSIGNED 100% TO PSO:                                                                  PSO

PR4002  Direct Material to PSO Coal Cars                                                             $1,969.21
PR4015  Inventory Carrying Charges - PSO                                                              1,926.67
PR4019  Stores Salvage - PSO                                                                        (36,529.84)
PR4102  Direct Labor to PSO Coal Cars                                                                   638.10
PR4102  Charges Other than Direct Labor                                                                   0.00
PR4103  Direct Labor to Rework PSO Material                                                           2,573.23
PR4103  Charges Other than Direct Labor                                                                   0.00
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                                                        0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                                                   930.45
PR4231  Payroll Taxes - Direct Labor - PSO                                                              239.55
PR4239  Depreciation Expense - PSO                                                                        0.00
PR4271  Outside Maintenance of PSO Coal Cars                                                         11,828.07
PR4273  Switching Fees - PSO                                                                          1,422.25
PR4278  Repainting Coal Cars - PSO                                                                        0.00

                Total 100% PSO Costs                                                               ($15,002.31)

                                                                                                 Exhibit 3
                                                                                                Page 3 of 4

COSTS TO BE SHARED {Ratio of Direct Labor}:                                                  SHARED
PR4010  Shop Material                                                                                $3,359.48
PR4011  Small Tools                                                                                     319.33
PR4012  Facility Maintenance - Material                                                                 986.89
PR4013  Sale of Scrap (Cr.)                                                                               0.00
PR4016  Switch Engine Operation and Maintenance                                                       1,093.14
PR4017  Equipment Operation and Maintenance                                                           5,663.00
PR4020  Stores Salvage - Joint                                                                            0.00
PR4022 Store Salvage - Outside Cars                                                                  (6,905.18)
PR4108 Labor - Other                                                                                  8,428.49
PR4110  Supervision                                                                                  14,329.99
PR4111  Clerical                                                                                      4,520.50
PR4112  Training and Safety                                                                             792.36
PR4113  General Shop Labor                                                                            4,337.23
PR4114  Facility Maintenance - Labor                                                                  8,426.17
PR4116  Switch Engine Operation and Maintenance                                                       6,495.93
PR4201  Ad Valorem Taxes - Facility                                                                       0.00
PR4520  Land Cr.                                                                                          0.00
PR4206  Data Processing Charges                                                                         574.40
PR4207  General Office Overhead                                                                         583.05
PR4210  Employee Activities                                                                             359.68
PR4211  Employee Expenses                                                                                38.33
PR4212  Employee Fringe Benefits                                                                     12,120.08
PR4215  Employee Sick Benefits                                                                            0.00
PR4220  Injuries and Damages                                                                              0.00
PR4221  Insurance - Liability and Property                                                            1,570.56
PR4225  Maintenance of Facilities (Contracted)                                                        1,840.00
PR4226  Office Supplies and Expenses                                                                  1,216.07
PR4232  Payroll Taxes - Other                                                                         3,591.23
PR4233  Special Services                                                                                  0.00
PR4234  Utilities - Heat, Light, Power and Water                                                      5,251.82
PR4235  Utilities - Telephone                                                                           760.16
PR4236  Vehicle Expense                                                                                  97.11
PR4237  Depreciation Expense                                                                              0.00
PR4250  Miscellaneous                                                                                    38.22
PR4262  Lease - Basic - All Except Coal Cars                                                              0.00
PR4264  Lease - Supplemental Expenses - Facility                                                          0.00

               Total Costs Shared on Cost Ratio
                  {see computation below} -                                                         $79,888.04
             SWEPCO                                65.35%                                           $52,202.92
             CPL                                   24.26%                                           $19,378.51
             PSO                                   10.40%                                            $8,306.61
                                                                                                 Exhibit 3
                                                                                                Page 4 of 4
             Capital Recovery on Capital Expenditures not
              Covered Under Lease Agreement {Cost Ratio}                                                  0.00
                         TOTAL COSTS FOR THE MONTH

                       SWEPCO                                                                      $166,532.89

                       CPL                                                                          $90,809.14

                       PSO                                                                          ($6,695.71)

C. COMPUTATION OF COST RATIO:
101, 104     Direct Labor SWEPCO               $20,181.62           65.35 %   SWEPCO
105, 106     Direct Labor CPL                    7,491.72           24.26 %   CPL
102, 103     Direct Labor PSO                    3,211.33           10.40 %   PSO

             Total Direct Labor                $30,884.67          100.00 %
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